UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 5, 2026 titled, “GeoPark Announces Strategic Investment by Grupo Gilinski to Accelerate Long-Term Growth Strategy”
2.	Share Purchase Agreement by and between GeoPark Limited and Colden Investments S.A., dated as of March 5, 2026
3.	Amendment No. 1 to Rights Agreement by and between GeoPark Limited and Computershare Trust Company, N.A., dated March 5, 2026

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES STRATEGIC INVESTMENT BY GRUPO GILINSKI TO ACCELERATE LONG-TERM GROWTH STRATEGY

INVESTMENT REFLECTS CONFIDENCE IN GEOPARK’S ASSETS, TEAM AND VISION

FURTHER ENHANCES FINANCIAL FLEXIBILITY AND BRINGS ADDITIONAL VALUE CREATION EXPERTISE TO THE COMPANY

Bogota, Colombia – March 5, 2026 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, today announced a strategic private investment in public equity (PIPE) transaction with Colden Investments S.A. (“Colden”), an affiliate of Jaime Gilinski, who leads one of Latin America’s most diversified global investment groups (“Grupo Gilinski”). The investment was led by Jaime and Gabriel Gilinski.

Under the agreement, Colden invested approximately $107 million to acquire 12,876,053 newly issued common shares of GeoPark at a price of $8.31 per share1. The closing of the transaction results in Colden holding approximately 20% of GeoPark’s outstanding common shares2 and becoming the largest shareholder of the Company.

Shared Vision to Build a Leading Independent Energy Platform in Latin America

The investment by Colden reflects alignment with and endorsement of GeoPark’s strategic ambition: to become the leading independent oil and gas platform in Latin America through disciplined organic and inorganic growth, building on the platform and reputation created by GeoPark over 23 years of operation. The investment also reflects confidence in the value generation potential of the Latin American energy space, including Colombia consolidation, Vaca Muerta scale-up and potential access in Venezuela, while preserving flexibility to pursue other emerging opportunities. The outcomes sought are superior shareholder returns, supported by scale, resilience, technical excellence, capital discipline and culture, underpinned by non-negotiable standards on safety, integrity, compliance, environmental stewardship, communities, and regulatory responsibility.

Following the decisive actions taken by GeoPark’s Board and leadership over the past year to increase the Company’s scale, enhance its growth profile and build a more resilient and diversified platform, GeoPark received interest from investors evaluating meaningful ownership positions.

Grupo Gilinski has followed GeoPark’s strategic evolution over time and approached the Company expressing conviction in GeoPark’s long-term ambition and regional growth potential. The Board determined that the Gilinskis demonstrated strong alignment with GeoPark’s growth roadmap and governance principles in connection with their investment, establishing Grupo Gilinski as the right long-term partner for the Company’s next phase, with capabilities and expertise that extend beyond the capital provided through this PIPE.

1 GeoPark’s share price as of February 27, 2026.

2 New shares of common stock outstanding: 64,625,278.

Strategic Rationale of Grupo Gilinski

Grupo Gilinski sees GeoPark as a well-positioned regional platform with an established operational footprint in Colombia and a growing presence in Argentina. The Company’s track record of disciplined execution, technical expertise and capital allocation provides a strong foundation for continued consolidation and organic development in its core markets.

In Colombia, Grupo Gilinski recognizes opportunities to further strengthen GeoPark’s position through bolt-on acquisitions, increased working interests in existing blocks and continued development of underexplored acreage. In Argentina, the advancing development of the Vaca Muerta formation represents a meaningful component of the Company’s medium-term growth outlook, supported by GeoPark’s operational capabilities and regional experience.

Grupo Gilinski believes Venezuela may warrant renewed review and prioritization as the rapidly evolving conditions in the country could position it as a strategic opportunity for GeoPark. GeoPark’s regional operating experience and technical capabilities ideally position the Company to evaluate such opportunities responsibly should market conditions and regulatory frameworks continue to evolve favorably.

A Strategic Investor with a Proven Value Creation Track Record

Grupo Gilinski is one of Latin America’s most diversified global investment groups. Its investment experience includes:

•	Active ownership positions in financial services, food, media, real estate and consumer businesses in Latin America and Europe.

•	Experience supporting transformation and recapitalization processes in regulated institutions.

•	Participation in cross-border capital markets transactions and governance oversight of publicly listed companies.

The Group has been involved in the transformation of Grupo Nutresa and in the recapitalization and restructuring of Metro Bank in the United Kingdom, among other transactions. In both instances, they acted as a decisive, constructive, long-term partner, providing capital, governance support and strategic oversight at critical inflection points, which ultimately generated meaningful value for all shareholders.

This transaction represents an important evolution in GeoPark’s ownership profile, introducing aligned and committed long-term institutional capital while preserving the Company’s diverse shareholder base and supporting GeoPark’s goal of maximizing value for all shareholders.

Governance Structure Reinforces Strategic Independence and Shareholder Protection

The transaction has been structured to ensure alignment with GeoPark’s long-term strategy while preserving strategic independence. The agreement includes:

•	An 18-month lock-up period commitment, during which Colden cannot sell its shares.

•	Approval rights over certain matters as long as Colden maintains a 15% minimum ownership stake.

•	Ownership limitations for the next 12 months, requiring Board approval for any increase in ownership above 32% of shares outstanding.

Under the terms of the agreement, at its current 20% ownership level, Colden is entitled to nominate two directors to GeoPark’s nine-member Board, subject to customary corporate governance procedures in accordance with applicable law and NYSE listing standards. Should Colden’s ownership increase to 28% or more of the Company’s outstanding common shares, it would be entitled to nominate a third director.

At all times, the GeoPark Board will maintain a majority of independent directors. If entitled to nominate three directors, at least one of the Colden nominees must qualify as an independent director under NYSE standards and the Company’s governance framework.

2

Gabriel Gilinski will fill the current vacancy on GeoPark’s Board effective immediately. Mr. Gilinski holds a Bachelor’s Degree from the University of Pennsylvania and currently serves in senior leadership roles within Grupo Gilinski’s global investment platform. Mr. Gilinski has played an active role in capital allocation, cross-border financing and strategic repositioning initiatives across publicly listed and regulated institutions. He has extensive board and executive experience across financial services institutions in Latin America. He is chairman of the Board of Grupo Nutresa, one of the largest food companies in Latin America.

In light of the significant benefits of this transaction to GeoPark, the Board has agreed to waive the provisions of its Shareholder Rights Plan to permit Colden to acquire up to 32% of the Company’s shares. The Board considered the interests of all shareholders in evaluating this transaction, which is designed to preserve the rights of the Company’s broader shareholder base. The Board remains firmly committed to transparency, fairness and disciplined decision-making.

Enhanced Financial Flexibility

The Company intends to deploy this capital to:

•	Pursue accretive M&A opportunities aligned with the Company’s strategy and return thresholds.

•	Fund high-return organic development in Colombia and Argentina.

•	Maintain balance-sheet strength and financial flexibility.

•	Support other corporate initiatives consistent with long-term value creation.

The Company retains full discretion to deploy capital in a manner consistent with its return thresholds and strategic priorities. This transaction enhances GeoPark’s ability to execute on its growth roadmap with greater speed, scale and flexibility.

While the transaction increases the Company’s outstanding share count, the Board believes that strengthening its platform, expanding strategic capacity, and accelerating high-return initiatives will enhance long-term earnings power and drive sustainable per-share shareholder value creation.

Executive Commentary

Felipe Bayon, Chief Executive Officer of GeoPark, said: “We are pleased to welcome Colden as a strategic, long-term partner to GeoPark. Its investment at market price reflects strong conviction in our assets, our team and our disciplined approach to growth. Grupo Gilinski recognizes the strength of our Colombian platform, and the growth potential embedded in our Argentina development strategy. We believe their experience building and scaling regional platforms, combined with their long-term perspective, will meaningfully support GeoPark as we advance the next phase of our strategy. This partnership enhances our strategic flexibility and reinforces our ability to execute decisively while preserving financial discipline.”

Advisors

BTG Pactual acted as exclusive M&A financial advisor to GeoPark in the transaction, Cleary Gottlieb Steen & Hamilton served as legal counsel and FGS Global served as strategic communications advisor. Skadden, Arps, Slate, Meagher & Flom LLP served as legal counsel to Colden.

3

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including the investment by Colden in GeoPark, the Company’s long-term strategy, and the closing of the transaction. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

4

Item 2

Execution Version

SHARE PURCHASE AGREEMENT

BY AND BETWEEN

GEOPARK LIMITED

AND

COLDEN INVESTMENTS S.A.

Dated as of March 5, 2026

TABLE OF CONTENTS

i

EXHIBITS

Exhibit A	Definitions

ii

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT dated as of March 5, 2026 (this “Agreement”) is by and between GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the “Company”), and Colden Investments S.A., a Panama sociedad anónima (the “Purchaser”). Capitalized terms used but not defined herein have the meanings assigned to them in Exhibit A.

RECITALS:

WHEREAS, the Purchaser desires to purchase from the Company, and the Company desires to issue and sell to the Purchaser, common shares of the Company, par value US$0.001 per share (the “Common Shares”), on the terms and subject to the conditions hereinafter set forth; and

WHEREAS, the Company and the Purchaser are aligned on a strategic vision for the Company to become the leading independent oil and gas company in Latin America, targeting more than 250 mboe per day and more than US$2.5 billion EBITDA over 2026 to 2035, through disciplined organic and inorganic growth, through disciplined capital allocation and conservative balance sheet management, combined with the capabilities required to execute, which include subsurface and operating excellence across conventional and unconventional, disciplined consolidation and business development, and strong cost and performance management, all supported by leadership and a performance culture that attracts and retains talent.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Article I

PURCHASE AND SALE OF PURCHASED SHARES

Section 1.1            Purchase and Sale. On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Closing, the Purchaser shall purchase, and the Company shall issue and sell to the Purchaser, 12,876,053 Common Shares (the “Purchased Shares”) for an aggregate purchase price of $107,000,000 (the “Purchase Price”), representing a price per Common Share of $8.31.

Section 1.2            Closing. The consummation of the issuance, sale and purchase of the Purchased Shares (the “Closing”) shall take place immediately after the execution and delivery of this Agreement on the date hereof. At the Closing, the Purchaser shall pay the Purchase Price to the Company by wire transfer of immediately available funds to an account designated in writing by the Company, and the Company shall, upon receipt by the Company of payment in full of the Purchase Price, instruct its transfer agent to register the issuance of the Purchased Shares in the name of the Purchaser in book-entry form.

Article II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser as of the date hereof (except to the extent made only as of a specified earlier date, in which case as of such date) (it being understood that the representations and warranties in this Article II are subject to and qualified by the disclosures in the SEC Documents and any other reports, schedules, registration statements, proxy statements and other documents (including all amendments, supplements, exhibits and schedules thereto) filed or furnished by the Company with the SEC (including any documents incorporated by reference therein) prior to the date hereof (and in each case, remaining publicly available or otherwise furnished to the Purchaser by the Company prior to the date hereof), other than any risk factor disclosures contained in the “Risk Factors” section thereof or any forward-looking statements within the meaning of the Securities Act or the Exchange Act) that:

Section 2.1            Organization.

(a)               The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of Bermuda and has all necessary power and authority to own its assets, rights and properties and to carry on its business as presently conducted in all material respects, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)               Each of the Company’s Subsidiaries is duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all necessary power and authority to own its assets, rights and properties and to carry on its business as presently conducted, except where the failure to be so formed, existing or in good standing, or to have all such necessary power and authority, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.2            Authorization; No Conflicts.

(a)               The Company has all necessary corporate power and authority for the due authorization, execution and delivery of this Agreement and has taken all necessary corporate action required for the due authorization, execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the transactions contemplated hereby and the due authorization, issuance, sale and delivery of the Purchased Shares. This Agreement has been duly executed and delivered by the Company. Assuming due execution and delivery by the Purchaser, this Agreement will be a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable Laws relating to bankruptcy, insolvency, reorganization, moratorium or other similar legal requirement relating to or affecting creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)               Subject to the receipt of the consents, approvals and authorizations of, and making of the filings with, the Governmental Entities referred to in Section 2.3, the authorization, execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the transactions contemplated hereby, including the issuance of the Purchased Shares, do not and will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, (ii) result in any violation of the provisions of the Governing Documents of the Company, or (iii) result in any violation of any Law or any Judgment of any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries, or any of its or their properties, except in the case of (i) and (iii) for such conflicts, breaches, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.3            Government Approvals. No consent, approval or authorization of, or filing with, any Governmental Entity is or will be required on the part of the Company in connection with the execution, delivery and performance by the Company of this Agreement, or in connection with the issuance and sale of the Purchased Shares, except for: (a) filings with the SEC, applicable state securities commissions and NYSE; or (b) those where the failure to obtain such consent, approval or authorization, or make such filing, would not, individually or in the aggregate, have a Material Adverse Effect.

Section 2.4            Authorized Shares. The Purchased Shares have been duly authorized and, when issued and paid for in accordance with the terms hereof, the Purchased Shares will be duly authorized, validly issued, fully paid and non-assessable and will not be in violation of any preemptive rights. When issued in accordance with the terms hereof, the Purchased Shares will be free and clear of all liens (other than liens incurred by the Purchaser, restrictions arising under applicable securities Laws, restrictions imposed by this Agreement and restrictions arising under the Governing Documents of the Company).

Section 2.5            Capitalization. The authorized share capital of the Company consists of 5,166,949,000 Common Shares, par value US$0.001 per share, and 5,000,000 Series A Preferred Shares, par value US$0.001 per share. As of March 2, 2026, (a) 51,749,225 Common Shares are issued and outstanding, all of which were validly issued, fully paid, nonassessable and free of preemptive rights, (b) 378,500 Common Shares are issuable (and such number is reserved for issuance) upon settlement of outstanding restricted stock units payable in Common Shares, (c) 453,281 Common Shares are issuable (and such number is reserved for issuance) upon settlement of outstanding performance stock units payable in Common Shares based on the target for such performance stock units and (d) there are no Series A Preferred Shares issued and outstanding.

Section 2.6            SEC Documents; Financial Statements.

(a)               The Company has filed all SEC Documents on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension, except as would not be material to the Company and its Subsidiaries, taken as a whole. Except to the extent that information contained in any SEC Document has been revised or superseded by a later filed or submitted SEC Document that is publicly available prior to the date of this Agreement, each of the SEC Documents, as of its respective filing or submission date, (i) complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Document and (ii) together will all other SEC Documents publicly available prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)               There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Documents as of the date hereof.

(c)               The consolidated financial statements and the related notes thereto of the Company and its consolidated Subsidiaries included or incorporated by reference in the SEC Documents present fairly in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments which are not material, individually or in the aggregate, and the absence of footnote disclosures).

Section 2.7            Forward-Looking Statements. Except as would not be material to the Company and its Subsidiaries, taken as a whole, each financial or operational projection or other “forward-looking statement” (as defined by Section 27A of the Securities Act or Section 21E of the Exchange Act) contained in the SEC Documents filed since January 1, 2025 (a) was so included by the Company in good faith and with reasonable basis after due consideration by the Company of the underlying assumptions, estimates and other applicable facts and circumstances and (b) as required, is accompanied by cautionary statements identifying factors that could cause actual results to differ materially from those in such forward-looking statement.

Section 2.8            Sarbanes-Oxley; Internal Accounting Controls. Except would not, individually or in the aggregate, have a Material Adverse Effect:

(a)               the Company and its Subsidiaries are in compliance in all respects with Sections 401, 402, and 404 of the Sarbanes-Oxley Act of 2002, as amended, that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof;

(b)               the Company and its Subsidiaries maintain a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and in particular provide reasonable assurance that: (a) the maintenance of records accurately and fairly reflect the transactions and disposition of the assets of the Company; (b) the transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements are adequately detected;

(c)               the Company and its Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and its Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms; and

(d)               (i) the Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”), and the disclosure controls and procedures are effective in all material respects to perform the functions for which they were established, (ii) the Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date and (iii) since the Evaluation Date, there have been no material weaknesses in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Section 2.9            Absence of Certain Changes. Since January 1, 2025 there has not been any Material Adverse Effect or any event, change or occurrence that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.10        Absence of Proceedings. Except as disclosed in the SEC Documents, as of the date hereof, there is no action, suit, proceeding, or, to the knowledge of the Company, inquiry or investigation before or brought by any Governmental Entity (each, a “Proceeding”) now pending, or, to the knowledge of the Company, threatened or against the Company or any of its Subsidiaries, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.11        Compliance with Laws. The Company and its Subsidiaries are and since January 1, 2025 have been, in compliance with all (a) laws, statutes, codes, rules and regulations enacted by any Governmental Entity (“Laws”) and (b) judgments, orders and decrees of any Governmental Entity (“Judgments”), in each case of clauses (a) and (b), that are applicable to the Company or its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities necessary for the lawful conduct of their respective businesses, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.12        Brokers. The Company has not retained, utilized or been represented by any broker, investment banker, financial advisor or finder in connection with the transactions contemplated by this Agreement, in each case, whose fees or expenses the Purchaser will be required to pay.

Section 2.13        Stock Exchange. The issued and outstanding Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on NYSE and the Company has taken no action designed to, or which to the knowledge of the Company is reasonably likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from NYSE. As of the date hereof, the Company has not received any written notification that the SEC or NYSE is currently contemplating terminating such registration or listing. The issuance and sale of the Purchased Shares does not and will not contravene NYSE rules or regulations or require any vote of the shareholders of the Company under the NYSE rules or regulations.

Section 2.14        Investment Company. The Company is not, and, immediately after giving effect to the sale of the Purchased Shares pursuant to this Agreement by the Company, will not be, required to register as an “investment company” within the meaning of the Investment Company Act.

Section 2.15        Securities Law Exemptions. Assuming the accuracy of the representations and warranties of the Purchaser in this Agreement, the offer, sale and issuance of the Purchased Shares at the Closing pursuant to this Agreement is and will be exempt from the registration and prospectus delivery requirements of the Securities Act and the rules and regulations thereunder. Without limiting the foregoing, neither the Company nor any other Person authorized by the Company to act on its behalf, has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Purchased Shares, and neither the Company nor any Person acting on its behalf has made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the offering or issuance of the Purchased Shares under this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act that would result in none of Regulation D or any other applicable exemption from registration under the Securities Act to be available, nor will the Company take any action or steps that would cause the offering or issuance of the Purchased Shares under this Agreement to be integrated with other offerings by the Company.

Section 2.16        Price Stabilization of Common Shares. The Company has not taken, nor will it take, directly or indirectly, any action designed to stabilize or manipulate the price of the Common Shares to facilitate the sale or resale of the Purchased Shares.

Section 2.17        Use of Proceeds. The Company intends to use the proceeds from the sale of the Purchased Shares to the Purchaser for general corporate purposes and the funding of strategic transactions.

Section 2.18        Application of Takeover Protections. The Rights Agreement has been amended to provide that the Purchaser will not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement in the event of the Purchaser’s acquisition of Beneficial Ownership (as defined in the Rights Agreement) of Common Shares so long as, after giving effect to such acquisition, the Purchaser and its Affiliates would have Beneficial Ownership (as defined in the Rights Agreement) of no more than thirty-two percent (32%) of the total number of issued and outstanding Common Shares.

Section 2.19        Office of Foreign Assets Control. Except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

Section 2.20        Foreign Corrupt Practices. Except as would not be material to the Company and its Subsidiaries, taken as a whole, none of the Company, any of its Subsidiaries or any of the Company’s directors or officers, nor, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries, has: (a) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (c) failed to disclose fully any contribution made by the Company or any of its Subsidiaries (or made by any person acting on its behalf of which the Company is aware) which is in violation of Law, (d) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and (e) the Company and its Subsidiaries have implemented and maintain policies and procedures that the Company reasonably believes are adequate to ensure compliance in all material respects with the FCPA.

Section 2.21        Anti-Money Laundering. Except as would not be material to the Company and its Subsidiaries, taken as a whole, the operations of the Company and its Subsidiaries are in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action or Proceeding by or before any court or Governmental Entity or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

Section 2.22        Environmental Laws. The Company and its Subsidiaries (a) are in compliance with all federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”), except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (b) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses except where the failure to receive any such permits, licenses or approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (c) are in compliance with all terms and conditions of any such permit, license or approval except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.23        Regulatory Permits. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries possess all certificates, authorizations, approvals, consents, registrations, licenses, qualifications, certifications, and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Documents (“Material Permits”), and (b) neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit. The Company is in compliance with the terms of any such Material Permits, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.24        Title to Assets. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have good and marketable title in fee simple to, or have valid and marketable rights to lease or otherwise use, all real property and good and marketable title in all personal property that is material to the business of the Company and its Subsidiaries, in each case free and clear of all Liens, except for (a) Liens that do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries and (b) Liens for the payment of taxes, for which appropriate reserves have been made therefor in accordance with IFRS and the payment of which is neither delinquent nor subject to penalties. Neither the Company nor any of its Subsidiaries has received any written notice of any claim that has been asserted by anyone adverse to the rights of the Company or its Subsidiaries under any of the leases or subleases or licenses or with respect to the properties mentioned above, or affecting or questioning the rights of the Company or any Subsidiary to the continued possession or use of the leased or subleased or licensed premises or the properties mentioned above, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.25        Cybersecurity. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (a) (i) to the Company’s knowledge, there has been no material Security Breach or other material compromise of or relating to any of the Company’s or any of its Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it) equipment or technology (collectively, “IT Systems and Data”) and (ii) the Company and its Subsidiaries have not been notified in writing of, and each has no knowledge of any event or condition that would reasonably be expected to result in, any Security Breach or compromise to its IT Systems and Data; (b) the Company and its Subsidiaries are presently in material compliance with all applicable Laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or Governmental Entity, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification; (c) the Company and its Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect its Personal Data and the integrity, continuous operation, redundancy and security of all IT Systems and Data and Personal Data; and (d) the Company and its Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

Section 2.26        Listing on Principal Market. As of the date hereof, the Principal Market has approved a supplemental listing application covering the Purchased Shares.

Article III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Company as of the date hereof (except to the extent made only as of a specified earlier date in which case as of such date) that:

Section 3.1            Organization and Power. The Purchaser is duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all necessary power and authority to own its assets, rights and properties and to carry on its business as presently conducted, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 3.2            Authorization; No Conflicts.

(a)               The Purchaser has all necessary power and authority and has taken all necessary action required for the due authorization, execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser. Assuming due execution and delivery by the Company, this Agreement will be a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable Laws relating to bankruptcy, insolvency, reorganization, moratorium or other similar legal requirement relating to or affecting creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)               Subject to the receipt of the consents, approvals and authorizations of, and making of the filings with, the Governmental Entities referred to in Section 3.3, the authorization, execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby do not and will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Purchaser or any of its Subsidiaries is a party or by which the Purchaser or any of its Subsidiaries is bound, (ii) result in any violation of the provisions of the Governing Documents of the Purchaser, or (iii) result in any violation of any applicable Law or any Judgment of any Governmental Entity having jurisdiction over the Purchaser or any of its Subsidiaries, or any of its or their properties, except in the case of (i) and (iii) for such conflicts, breaches, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 3.3            Government Approvals. No consent, approval or authorization of, or filing with, any Governmental Entity is or will be required on the part of the Purchaser in connection with the execution, delivery and performance by the Purchaser of this Agreement, except for: (a) filings with the SEC on Schedule 13D to report the Purchaser’s ownership of the Purchased Shares or (b) those where the failure to obtain such consent, approval or authorization, or make such filing, would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

Section 3.4            Brokers. The Purchaser has not retained, utilized or been represented by any broker, investment banker, financial advisor or finder in connection with the transactions contemplated by this Agreement whose fees or expenses the Company or any of its Subsidiaries will be required to pay.

Section 3.5            Investment Representations.

(a)               The Purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(b)               The Purchaser understands that the Purchased Shares have not been registered under the Securities Act, that the Purchased Shares will be issued on the basis of the statutory exemption provided by Section 4(a)(2) under the Securities Act or Regulation D promulgated thereunder, or both, relating to transactions by an issuer not involving any public offering and under similar exemptions under certain state securities Laws, that the Purchased Shares are “restricted securities” under applicable federal securities Laws and must continue to be held by the Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration, that this transaction has not been reviewed by, passed on or submitted to any federal or state agency or self-regulatory organization where an exemption is being relied upon, and that the Company’s reliance thereon is based in part upon the representations made by the Purchaser in this Agreement. The Purchaser acknowledges that it has been informed by the Company of, or is otherwise familiar with, the nature of the limitations imposed by the Securities Act and the rules and regulations thereunder on the transfer of securities.

(c)               The Purchaser is aware that the sale of the Purchased Shares is being made in reliance on a private placement exemption from registration under the Securities Act and hereby represents and warrants that it is purchasing the Purchased Shares for its own account and not with a view to, or for sale in connection with, any distribution thereof in violation of federal or state securities Laws.

(d)               By reason of its business or financial experience, the Purchaser has the capacity to protect its own interest in connection with the transactions contemplated hereunder, is able to bear the economic risk of holding the Purchased Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge of the merits and risks of its investment.

(e)               The Purchaser recognizes that investing in the Company involves substantial risks, and understands all of the risk factors related to the acquisition of the Purchased Shares. The Purchaser has conducted its own independent investigation, review and analysis of, and reached its own independent conclusion regarding the Company’s and its Subsidiaries’ condition (financial and otherwise), results of operations, businesses, properties, assets, liabilities, plans, management and prospects, and the Purchaser or its Representatives have been provided adequate access to the personnel, properties, premises, records and other documents and information of and relating to the Company and its Subsidiaries for such purpose. The Purchaser has discussed with the Purchaser’s professional advisers the suitability of an investment in the Company, and the Purchaser has determined that the acquisition of the Purchased Shares is a suitable investment for the Purchaser. The Purchaser has not relied on the Company for any tax or legal advice in connection with the purchase of the Purchased Shares.

(f)                The Purchaser acknowledges and agrees that (i) other than the representations and warranties expressly set forth in Article II, none of the Company, its Subsidiaries or any other Person has made or makes any other representation or warranty, written or oral, express or implied, at law or in equity, with respect to the Company or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby, including any representation or warranty as to (A) value, merchantability or fitness for a particular use or purpose or for ordinary purposes, (B) the operation or probable success or profitability of the Company or any of its Subsidiaries before or following the transactions contemplated by this Agreement, or (C) the accuracy or completeness of any oral or written information regarding the Company or any of its Subsidiaries made available or otherwise provided to the Purchaser or its Representatives in connection with this Agreement (including any estimates, forecasts, budgets, projections, or other financial information with respect to the Company or any of its Subsidiaries); and (ii) the Purchaser will have no right or remedy (and the Company, its Subsidiaries and Representatives will have no liability whatsoever) arising out of, and the Purchaser expressly disclaims any reliance upon, any representation or warranty made by or on behalf of the Company or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby, including in any oral or written information regarding the Company or any of its Subsidiaries made available or otherwise provided to the Purchaser or its Representatives in connection with this Agreement (including any estimates, forecasts, budgets, projections, or other financial information with respect to the Company or any of its Subsidiaries), or any errors therein or omissions therefrom, in each case other than the representations and warranties expressly set forth in Article II.

(g)               The Purchaser acknowledges and understands that it may have received material nonpublic information regarding the Company and its Subsidiaries and that federal and state securities laws prohibit any person from purchasing or selling securities of an issuer on the basis of material nonpublic information or from communicating such information to any other person, including under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. The Purchaser further acknowledges that the Company may possess material nonpublic information regarding itself and its Subsidiaries not known to the Purchaser that may impact the value of the Purchased Shares (the “Information”), and that the Company is not disclosing the Information to the Purchaser. The Purchaser understands, based on its experience, the disadvantage to which the Purchaser is subject due to the disparity of information between the Purchaser and the Company. Notwithstanding such disparity, the Purchaser has deemed it appropriate to enter into this Agreement and to consummate the transactions contemplated hereby, and the Purchaser acknowledges and agrees that the Company shall have no liability to the Purchaser or any of its Representatives whatsoever in connection with this Agreement and the transactions contemplated by this Agreement due to or in connection with the Company’s use or non-disclosure of the Information.

Section 3.6            Ownership of Company Securities. Except for the Purchased Shares that the Purchaser may acquire hereunder, neither the Purchaser nor any of its Affiliates Beneficially Owns, or has any right to acquire, any interest in any securities or assets of the Company or its Subsidiaries (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of the Company or any of its Subsidiaries, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Shares or any other securities of the Company or its Subsidiaries, whether or not any of the foregoing would give rise to Beneficial Ownership, and whether or not to be settled by delivery of Common Shares or any other class or series of the Company’s or its Subsidiaries’ share capital, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

Article IV

COVENANTS OF THE PARTIES

Section 4.1            Restrictions on Transfer. The Purchaser acknowledges and agrees that the Common Shares Beneficially Owned by the Purchaser and its Affiliates may not be offered, sold or otherwise Transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities Laws, or pursuant to an exemption therefrom, and in each case in compliance with the terms of this Agreement and the restrictions set forth in the text of the restrictive legend required to be included on the Common Shares Beneficially Owned by the Purchaser or its Affiliates pursuant to Section 4.3.

Section 4.2            Disposition of Common Shares.

(a)               Without the prior written consent of the Company, during the period commencing at Closing and ending at 12:01 A.M. New York City time on the date that is eighteen (18) months following the Closing (the “Lockup Period”), the Purchaser will not, and will cause its Affiliates not to, (i) Transfer any of the Common Shares Beneficially Owned by the Purchaser or its Affiliates, (ii) enter into any Derivative Instrument, whether any such transaction described in clause (i) or (ii) is to be settled by delivery of Common Shares, in cash or otherwise, or (iii) enter into any contract, agreement or arrangement, or publicly disclose the intention to enter into, any of the transactions described in clause (i) or (ii). For the avoidance of doubt, and notwithstanding anything to the contrary herein, the Purchaser shall not have the right to Transfer, or to permit its Affiliates to Transfer, any Common Shares Beneficially Owned by the Purchaser or its Affiliates pursuant to Article V during the Lockup Period.

(b)               Notwithstanding the foregoing Section 4.2(a), the Purchaser may sell, assign or transfer Common Shares during the Lockup Period to an Affiliate of the Purchaser, but only if such Affiliate agrees that such Person shall sell, assign or transfer all such transferred Common Shares back to the Purchaser if at any time during the Lockup Period such Person ceases to be an Affiliate of the Purchaser.

(c)               Notwithstanding anything to the contrary herein, the Purchaser shall not Transfer any of the Common Shares Beneficially Owned by the Purchaser to any of its Affiliates unless such Affiliate, prior to such Transfer, executes and delivers to the Company a joinder to this Agreement for the express benefit of the Company and in form and substance reasonably acceptable to the Company providing that such Affiliate is subject to the obligations, provisions and terms of this Agreement in the same manner as the Purchaser (a “Joinder Agreement”).

(d)               Any Transfer of any Common Shares Beneficially Owned by the Purchaser or its Affiliates in violation of this Section 4.2 shall be void ab initio, and no right, title or interest in or to such Common Shares will be Transferred to the purported transferee, buyer, assignee or encumbrance holder thereby.

Section 4.3            Restrictive Legends.

(a)               Each certificate or book-entry position representing the Common Shares Beneficially Owned by the Purchaser or its Affiliates shall be stamped or otherwise imprinted with, or have a notation to the effect of, one or more legends in substantially the following form (in addition to any legend required under applicable state securities Laws):

“THE OFFER AND SALE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. NEITHER THIS SECURITY OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A TRANSACTION WHICH IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS, AND, IN THE CASE OF A TRANSACTION EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION, THE HOLDER WILL NOTIFY ANY SUBSEQUENT PURCHASER OF THE SECURITIES EVIDENCED BY THIS CERTIFICATE FROM IT OF SUCH RESALE RESTRICTIONS.

DURING THE LOCKUP PERIOD, THIS SECURITY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF THE SHARE PURCHASE AGREEMENT, DATED AS OF MARCH 5, 2026, BETWEEN THE COMPANY AND THE PURCHASER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.”

(b)               The Purchaser consents to the Company making a notation on its records and giving instructions to any transfer agent of the Common Shares Beneficially Owned by the Purchaser or its Affiliates in order to implement the restrictions on Transfer set forth in Section 4.2 and this Section 4.3.

(c)               Following the expiration of the Lockup Period, in connection with any Transfer of the Common Shares Beneficially Owned by the Purchaser or its Affiliates by the Purchaser pursuant to Rule 144 under the Securities Act or pursuant to any other available exemption under the Securities Act such that the subsequent purchaser acquires freely tradable shares, if requested by the Purchaser by written notice to the Company, the Company shall take commercially reasonable steps to cause the transfer agent for the Common Shares to remove any restrictive legends related to the book entry account holding such Common Shares Beneficially Owned by the Purchaser or its Affiliates and make a new, unlegended entry for such book entry Common Shares sold or disposed of without restrictive legends; provided, that the Purchaser shall have (i) timely provided the Company customary representations and other documentation reasonably acceptable to the Company in connection therewith and (ii) complied with the terms and conditions of this Agreement; provided, further, that the Company shall not be obligated to incur any material, noncustomary costs or expenses in taking such actions other than as set forth herein. The Company shall provide the Purchaser with written notice of such removal and unlegended entry promptly thereafter.

Section 4.4            Board Rights.

(a)               Subject to the Governing Documents of the Company, from and after the Closing and for so long as the number of Common Shares Beneficially Owned by the Purchaser represents (i) twenty-eight percent (28%) or more of the total number of Common Shares then issued and outstanding, the Purchaser shall be entitled to nominate three (3) individuals (each, a “Purchaser Designee”, and any member of the Board who was appointed or elected to the Board as a Purchaser Designee, a “Purchaser Director”) for appointment or election to the board of directors of the Company (the “Board”); (ii) less than twenty-eight percent (28%) and equal to or greater than fifteen percent (15%) of the total number of Common Shares then issued and outstanding, the Purchaser shall be entitled to nominate two (2) Purchaser Designees for appointment or election to the Board; and (iii) less than fifteen percent (15%) and equal to or greater than seven and one-half percent (7.5%) of the total number of Common Shares then issued and outstanding, the Purchaser shall be entitled to nominate one (1) Purchaser Designee for appointment or election to the Board. For so long as the Purchaser is entitled to nominate any Purchaser Designees for appointment to the Board pursuant to this Section 4.4(a), Purchaser shall be entitled to nominate one (1) Purchaser Director to each committee of the Board (“Board Committees”) other than the Audit Committee.

(b)               As promptly as reasonably practicable following the Closing, the Board shall take all actions as are reasonably necessary to appoint Gabriel Gilinski as a member of the Board, with an initial term expiring at the Company’s 2026 Annual General Meeting of Shareholders, and, at the Purchaser’s election, as a member of each Board Committee (other than the Audit Committee).

(c)               For so long as the Purchaser is entitled to nominate any Purchaser Designees for appointment to the Board pursuant to Section 4.4(a), the Company shall include in the slate of nominees recommended by the Board, at all of the Company’s applicable annual or special general meetings of shareholders at which directors are to be elected (or in any written resolutions or consent for election of directors), the Purchaser Designees nominated in accordance with this Section 4.4 and shall recommend that the holders of Common Shares vote in favor of such Purchaser Designees. The Company shall use its reasonable best efforts to cause the election of each such Purchaser Designee to the Board, in each case subject to applicable Law and the Company’s Governing Documents, it being understood that the Company shall support the Purchaser Designees (including via solicitation of proxies), and shall take reasonable steps in seeking to cause the election of the Purchaser Designees, in a manner no less rigorous and favorable than the manner in which the Company supports the election of the other director nominees of the Board.

(d)               In the event that the number of Common Shares Beneficially Owned by Purchaser and its Affiliates falls below the applicable thresholds set forth in Section 4.4(a), Purchaser shall request a number of the Purchaser Directors to promptly tender their resignation as a director such that the remaining number of Purchaser Directors equals the number of directors the Purchaser is then entitled to nominate under Section 4.4(a), and the Company may take all reasonable actions within its control to cause the removal of such Purchaser Director(s). In the event that a vacancy is created by the resignation or removal of a Purchaser Director under this Section 4.4(d), then the Board may elect, appoint or otherwise act to fill such vacancy.

(e)               In the event of the death, disability, resignation or removal of any Purchaser Director (other than resignation or removal pursuant to Section 4.4(d)), the Purchaser, if it is then entitled to nominate a Purchaser Designee pursuant to Section 4.4(a), may nominate an individual as a new Purchaser Designee to replace such Purchaser Director and the Company shall take all reasonable actions within its control to cause such new Purchaser Designee to fill such resulting vacancy.

(f)                For so long as the Purchaser is then entitled to nominate a Purchaser Designee pursuant to Section 4.4(a), the Board shall not, without the prior written consent of the Purchaser, or as permitted by Section 4.4(d), remove any Purchaser Director from his or her directorship, except as required by Law, stock exchange rules, the Governing Documents of the Company or Company policies applicable to all other directors of the Company (in which case the Purchaser’s right to designate Purchaser Designees for nomination or election to the Board at any annual or special general meetings of shareholders, the Purchaser’s right to nominate a director to fill a vacancy resulting from the death, disability, resignation or removal of any Purchaser Director as a member of the Board, and the Company’s obligation to nominate such Purchaser Designee for election to the Board, in each case as set forth in this Section 4.4, are preserved).

(g)               Notwithstanding anything to the contrary in this Section 4.4, the appointment and service of any such Purchaser Designee on the Board or any Board Committee shall be subject to and conditioned upon any such Purchaser Designee (i) satisfying all requirements regarding service as a director of the Company or as a member of such Board Committee under the Governing Documents of the Company, applicable Law and stock exchange rules regarding service as a director of the Company or as a member of such Board Committee and all other criteria and qualifications for service as a director or as a member of such Board Committee applicable to all directors of the Company that have been publicly disclosed or otherwise disclosed to such Purchaser Designee and (ii) having made himself or herself reasonably available for interviews, consented to such reasonable reference and background checks or other reasonable investigations and provided all such information (including information necessary to determine the nominee’s independence status under various requirements and institutional investor guidelines as well as information necessary to determine any disclosure obligations of the Company) as the Board or Nomination and Corporate Governance Committee of the Board may reasonably request, including all information required to be disclosed for directors, candidates for directors and their respective Affiliates and Representatives in any filing with the SEC or otherwise in accordance with applicable Law or any stock exchange rules or listing standards. If, and for so long as, the Purchaser is entitled to nominate three (3) Purchaser Designees pursuant to Section 4.4(a), at least one (1) of such Purchaser Designees must qualify as an “independent director” pursuant to applicable Law and stock exchange rules and the independence criteria of the Company applicable to all directors. The Purchaser acknowledges and agrees that the Purchaser Designees shall be required, and the Purchaser shall cause the Purchaser Designees to agree, to waive notice of and recuse themselves from any meetings, deliberations or discussions of the Board or any Board Committee to the extent relating to the transactions contemplated by this Agreement, other transactions between the Company and the Purchaser or any of its Affiliates or other transactions that would reasonably give rise to conflicts of interest.

Section 4.5            Voting.

(a)               From and after the Closing until the earlier of (i) the second annual general meeting of shareholders of the Company following the date hereof and (ii) the date when the Purchaser no longer has the right to designate any Purchaser Designees for appointment or election to the Board pursuant to Section 4.4(a) (such period, the “Voting Period”), at each general meeting of the shareholders of the Company (including, if applicable, through the execution of one or more written resolutions or consents if shareholders of the Company are requested to vote through the execution of an action by written resolutions or consent in lieu of any such annual or special general meeting of shareholders of the Company) and at every postponement or adjournment thereof, the Purchaser shall take such action as may be required so that all of the Common Shares Beneficially Owned by the Purchaser or any of its Affiliates and entitled to vote at such general meeting of shareholders are voted, or written resolutions or consent is given or revoked, in the same manner as recommended by the Board with respect to the election or removal of directors of the Company. For the avoidance of doubt, during the Voting Period, the Purchaser shall take all reasonable actions to ensure it and its Affiliates are entitled to vote each Common Share which is then held by the Purchaser or its Affiliates on the applicable record date for each general meeting of shareholders or solicitation of written resolutions or consents in lieu of a meeting.

(b)               The Purchaser shall, and shall cause its Affiliates to, take all reasonable actions to be present, in person or by proxy, at all general meetings of the shareholders of the Company during the Voting Period so that all Common Shares Beneficially Owned by the Purchaser or its Affiliates may be counted for the purposes of determining the presence of a quorum and voted in accordance with Section 4.5(a) at such meetings (including at any adjournments or postponements thereof). The foregoing provision shall also apply to the execution by such Persons of any written resolutions or consent in lieu of a meeting of holders of Common Shares.

Section 4.6            Confidentiality.

(a)               Effective upon the Closing, that certain Confidentiality Agreement, dated February 27, 2026 (the “Existing NDA”) shall terminate and be of no further force or effect, without any further action by any of the parties thereto; provided, that such termination will not be deemed to relieve either party from any liability or obligation under the Existing NDA arising out of any breach or violation of the Existing NDA occurring prior to such termination.

(b)               From and after the Closing, the Purchaser will, and will cause its Representatives to, keep confidential any information (including oral, written and electronic information) concerning the Company or its Affiliates that may be furnished to the Purchaser or its Representatives by or on behalf of the Company or any of its Representatives pursuant to this Agreement or otherwise in connection with the Purchaser’s investment in the Company (“Confidential Information”) and to use the Confidential Information solely for the purposes of monitoring, administering or managing the Purchaser’s investment in the Company made pursuant to this Agreement; provided, that Confidential Information will not include information that (i) was or becomes available to the public other than as a result of a breach of any confidentiality obligation in this Agreement by the Purchaser or its Representatives, (ii) was or becomes available to the Purchaser or its Representatives from a source other than the Company or its Representatives; provided, that such source is reasonably believed by the Purchaser or such Representatives not to be subject to an obligation of confidentiality (whether by agreement or otherwise) after reasonable inquiry, (iii) at the time of disclosure is already in the possession of the Purchaser or its Representatives from a source other than the Company or any of its Representatives, as evidenced by pre-existing written or electronic records; provided, that such source is reasonably believed by the Purchaser or such Representative to not be subject to an obligation of confidentiality (whether by agreement or otherwise) after reasonable inquiry, or (iv) was independently developed by the Purchaser or its Representatives without reference to, incorporation of, or other use of any Confidential Information; provided, that the Purchaser may disclose Confidential Information (A) to its attorneys, accountants, consultants and financial and other professional advisors to the extent necessary to obtain their services in connection with its investment in the Company or (B) as may be required, after receiving the advice of outside legal counsel, by applicable Law or Judgment. In the event that the Purchaser or any of its Representatives are required by applicable Law or Judgment to disclose any Confidential Information, the Purchaser shall, (x) to the extent permissible by such applicable Law or Judgment, provide the Company with prompt written notice of such requirement, (y) disclose only that information that the Purchaser determines (with the advice of counsel) is required by such applicable Law or Judgment to be disclosed and (z) use reasonable efforts to preserve the confidentiality of such Confidential Information, including by, at the Company’s request, reasonably cooperating with the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such Confidential Information.

(c)               The Purchaser acknowledges that it is aware, and will advise any of its Affiliates who receive Confidential Information pursuant to this Agreement or otherwise, that applicable securities Laws prohibit any Person who has received material, non-public information from purchasing or selling securities on the basis of such information or from communicating such information to any other Person unless in compliance with such Laws.

Section 4.7            Management Equity Incentive Plan. Following the Closing, the Company and the Purchaser shall discuss in good faith the creation and adoption of an additional management equity incentive plan of the Company representing up to five percent (5%) of the Fully Diluted Share Capital.

Section 4.8            Additional Common Share Purchases. The Company agrees and acknowledges that the Purchaser may acquire Beneficial Ownership of additional Common Shares; provided that until the first (1st) anniversary of the Closing, the Purchaser shall not, and shall cause its Affiliates not to, without the prior written consent of the Board, acquire, offer or seek to acquire, by purchase or otherwise, Beneficial Ownership of any securities of the Company or any options or other direct or indirect rights to acquire any securities of the Company to the extent that, after giving effect to such acquisition, Purchaser and its Affiliates would have Beneficial Ownership of more than thirty-two percent (32%) of the total number of issued and outstanding Common Shares.

Section 4.9            Rights Agreement. The Company shall take all reasonable actions within its control to terminate the Rights Agreement on or prior to the next annual general meeting of shareholders of the Company following the date hereof. The Company may subsequently enter into or adopt any other “poison pill” arrangement (including any distribution under a rights agreement); provided that, for so long as the Purchaser Beneficially Owns any of the Purchased Shares, the Company shall not take any action with the purpose of precluding or preventing (x) the acquisition by the Purchaser or any of its Affiliates of any Common Shares; provided that following any such acquisition, the Purchaser and its Affiliates would have Beneficial Ownership of not more than thirty-two percent (32%) of the total number of issued and outstanding Common Shares or (y) a tender offer made by the Purchaser in compliance with applicable Law for all, but not less than all, of the outstanding share capital of the Company, including, without limitation, entering into or adopting a “poison pill” arrangement or any similar anti-takeover provision.

Section 4.10        Listing of Shares. For so long as the Purchaser or its Affiliates Beneficially Own any of the Purchased Shares, the Company shall use commercially reasonable efforts to (a) continue the listing and trading of the Common Shares on the Principal Market, (b) comply with the Company’s reporting, filing, and other obligations under the bylaws or rules of the Principal Market and (c) maintain the eligibility of the Common Shares that are free from restrictive legends for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

Section 4.11        Purchaser Approval Rights. The Company agrees and acknowledges that, for so long as the number of Common Shares Beneficially Owned by the Purchaser and its Affiliates represents at least fifteen percent (15%) of the total number of Common Shares then issued and outstanding, the Company shall not, without (in addition to any approval required by the Governing Documents or applicable Law) either (i) approval by at least one (1) of the Purchaser Designees then in office or (ii) the prior written consent of the Purchaser:

(a)               issue equity or equity-linked securities in excess of five percent (5%) of the Fully Diluted Share Capital in the aggregate, other than issuances in respect of which the Purchaser is granted preemptive rights;

(b)               amend the Governing Documents of the Company in a manner adverse to the Purchaser;

(c)               enter into, modify or terminate any transaction with any (i) holder of more than one percent (1%) of the outstanding Common Shares, (ii) executive officer of the Company, or (iii) immediate family member or Affiliate of any of the foregoing, other than compensation arrangements with executive officers in the ordinary course of business;

(d)               change the size of the Board (other than in accordance with Section 4.4);

(e)               establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of the share capital of the Company, except for (i) any dividend or distribution by a wholly owned Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company and (ii) any dividend declared and paid in accordance with the Company’s dividend policy publicly announced prior to the date hereof;

(f)                redeem, purchase or otherwise acquire any of the Company’s outstanding share capital, or any rights, warrants or options to acquire any of its share capital; or

(g)               authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Article V

REGISTRATION RIGHTS

Section 5.1            Shelf Registration Rights.

(a)               The Company will use its reasonable best efforts to (i) file with the SEC, on or prior to the date that is sixty (60) days prior to the expiration of the Lockup Period, a Shelf Registration Statement, and (ii) cause the Shelf Registration Statement to be declared effective under the Securities Act or become automatically effective, if available, no later than the expiration of the Lockup Period (for purposes of clarity, if the Company is then ineligible to register for resale all of the Registrable Securities on Form F-3, such registration shall be on such other form available to register for resale all of the Registrable Securities as a secondary offering). Subject to the provisions of Section 5.5, the Company shall use its reasonable best efforts to keep the Shelf Registration Statement continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by the Purchaser until the day the Purchaser no longer holds any Registrable Securities.

(b)               The Purchaser may from time to time following the expiration of the Lockup Period request to sell all or any portion of the Registrable Securities in an Underwritten Offering that is registered under the Shelf Registration Statement that includes roadshow presentations or investor calls by management of the Company or other marketing efforts by the Company or its management (a “Marketed Underwritten Offering”); provided, that in the case of each such Marketed Underwritten Offering the Registrable Securities proposed to be sold shall have an aggregate offering price of at least $20,000,000. The Company will not be required to effectuate more than three (3) Marketed Underwritten Offerings within any twelve (12)-month period.

(c)               The Purchaser may from time to time following the expiration of the Lockup Period request to sell all or any portion of the Registrable Securities in an Underwritten Offering that is registered under the Shelf Registration Statement that does not include any marketing efforts by the Company or its management, including a “block trade” and an “overnight transaction” (a “Non-Marketed Underwritten Offering”); provided, that in the case of each such Non-Marketed Underwritten Offering the Registrable Securities proposed to be sold shall have an aggregate offering price of at least $10,000,000. The Company will not be required to effectuate more than three (3) Non-Marketed Underwritten Offerings within any ninety (90)-day period.

(d)               All requests for Marketed Underwritten Offerings and Non-Marketed Underwritten Offerings shall be made by giving written notice to the Company (an “Underwritten Offering Notice”), and upon receipt of an Underwritten Offering Notice the Company shall use its reasonable best efforts to effect such Marketed Underwritten Offering or Non-Marketed Underwritten Offering, as applicable, as expeditiously as reasonably possible for the number of Registrable Securities requested, in the manner requested by the Purchaser and with lead bookrunning underwriter(s) selected by the Purchaser (subject to the consent of the Company, which consent will not be unreasonably withheld or delayed), in each case, subject to the terms of this Agreement. Each Underwritten Offering Notice shall specify (i) the approximate number of Registrable Securities to be sold in such Underwritten Offering, (ii) whether such Underwritten Offering will be a Marketed Underwritten Offering or a Non-Marketed Underwritten Offering, (iii) the intended marketing efforts, if any, and (iv) the name(s) of the underwriter(s), if then known. Notwithstanding the foregoing, the Company is not obligated to effect an Underwritten Offering within sixty (60) days after the closing of a prior Underwritten Offering.

(e)               If, in connection therewith, the lead bookrunning underwriter(s) advise the Company, in writing, that, in their reasonable opinion, the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such Marketed Underwritten Offering exceeds the number of Registrable Securities and other securities that can be sold in an orderly manner in such offering within a price range acceptable to the Purchaser, the Company shall include in such Marketed Underwritten Offering the number and type of Registrable Securities and other securities that can be so sold in the following order of priority: (i) first, the Registrable Securities requested to be included in such Marketed Underwritten Offering by the Purchaser and (ii) second, other securities, including any securities the Company proposes to sell for its own account or requested to be included in such Marketed Underwritten Offering to the extent permitted hereunder.

Section 5.2            Piggyback Registrations.

(a)               If the Company at any time following the expiration of the Lockup Period proposes to (i) file a Registration Statement under the Securities Act with respect to any offering of Common Shares for its own account or for the account of any other Persons (other than (x) a Registration under Section 5.1 or (y) a Registration on Form S-4, Form F-4 or Form S-8, or any analogous or successor forms thereto) or (ii) file a prospectus supplement to effectuate an Underwritten Offering of Common Shares for its own account or for the account of any other Person as a takedown from an effective Shelf Registration Statement previously filed under the Securities Act and to which selling shareholders may be added pursuant to the SEC’s rules by means of a prospectus supplement, then, as soon as practicable (but in no event less than five (5) Business Days prior to the proposed date of public filing of such Registration Statement or prospectus supplement, as applicable), the Company shall give written notice of such proposed filing to the Purchaser (a “Piggyback Notice”), and such Piggyback Notice shall offer the Purchaser the opportunity to register under such Registration Statement or include in such prospectus supplement, as appliable, such number of Registrable Securities as the Purchaser may request in writing (a “Piggyback Registration”). Subject to Section 5.2(b), the Company shall use commercially reasonable efforts to include in such Registration Statement or prospectus supplement, as applicable, all such Registrable Securities that are requested to be included therein by the Purchaser within five (5) Business Days after the receipt by the Purchaser of such Piggyback Notice; provided, that if at any time after giving a Piggyback Notice and prior to the effective date of the Registration Statement or the initial filing of the prospectus supplement filed in connection with such Registration, the Company shall determine for any reason not to Register or to delay Registration of such securities, the Company shall give written notice of such determination to the Purchaser, and, thereupon, (A) in the case of a determination not to Register, shall be relieved of its obligation to Register any Registrable Securities in connection with such Registration (but not from its obligation to pay the Registration Expenses in connection therewith), and (B) in the case of a determination to delay Registering, shall be permitted to delay Registering any Registrable Securities, for the same period as the delay in Registering such other securities. If the offering pursuant to such Registration Statement is to be an Underwritten Offering, then the Purchaser and the Company shall make such arrangements with the lead bookrunning underwriter(s) so that the Purchaser may participate in such Underwritten Offering on the same terms as any other share capital of the Company included in the offering.

(b)               If, in connection with any Underwritten Offering included in a Piggyback Registration, the lead bookrunning underwriter(s) advise the Company, in writing, that, in their reasonable opinion, the inclusion of some or all of the Registrable Securities and other securities proposed to be included in the registration and the Underwritten Offering would adversely affect the successful marketing (including pricing) of the offering, then the Company shall include in such Registration Statement only such number of Registrable Securities and other securities as such underwriters have advised the Company can be sold in such offering without adversely affecting the successful marketing (including pricing) of the offering, to be allocated in the following manner:

(i)                 in cases initially involving the registration for sale of securities for the Company’s own account: (A) first, one hundred percent (100%) of the securities that the Company proposes to sell for its own account; (B) second, the number of Registrable Securities requested to be included in such offering by the Purchaser; (C) third, the number of Registrable Securities requested to be included in such offering by any other shareholders holding registration rights; and (D) only if all of the securities referred to in clauses (A) through (C) have been included in such registration, any other securities eligible for inclusion in such registration; and

(ii)              in cases initially involving the registration for sale of securities for the account of another shareholder pursuant to such shareholder’s exercise of demand registration rights, (A) first, the number of Registrable Securities requested to be included in such offering by such initiating shareholder and the Purchaser, pro rata among all such Persons referenced in this clause (A); and (B) if all of the securities referred to in clause (A) have been included in such registration, the number of securities that the Company and any other securityholders propose to sell for their respective account, apportioned as agreed among the Persons referenced in this clause (B).

(c)               The Purchaser shall have the right to withdraw all or part of its request for inclusion of its Registrable Securities in a Piggyback Registration by giving written notice to the Company of its request to withdraw; provided, that (i) in connection with a new Registration Statement, such request must be made in writing prior to the effectiveness of such Registration Statement, (ii) in connection with an Underwritten Offering that constitutes a takedown from an existing Shelf Registration Statement, such request must be made in writing prior to time at which the offering price and/or underwriter’s discount are determined with the managing underwriter(s), and (iii) such withdrawal shall be irrevocable and, after making such withdrawal, the Purchaser shall no longer have any right to include Registrable Securities in the Piggyback Registration as to which such withdrawal was made, provided, that withdrawal from a general Shelf Registration Statement shall not preclude subsequent participation in a Piggyback Registration contemplated by Section 5.2(a)(ii).

Section 5.3            Obligations of the Company. In connection with any Registration pursuant to this Article V, the Company will:

(a)               furnish to the Purchaser such number of copies of any prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Purchaser may reasonably request in order to facilitate the disposition of Registrable Securities from time to time;

(b)               promptly following its knowledge thereof, notify the Purchaser:

(i)                 of the time when the Registration Statement has been declared effective or when a supplement or amendment to any prospectus forming a part of such Registration Statement has been filed (other than any deemed amendment of the Registration Statement by means of a document filed by the Company under the Exchange Act);

(ii)              after the Registration Statement becomes effective, of any request by the SEC that the Company amend or supplement the Registration Statement or prospectus forming a part of the Registration Statement or for additional information; and

(iii)            of the issuance by the SEC or any other Governmental Entity of any stop order suspending the effectiveness of the Registration Statement or the initiation of any Proceeding for such purpose; provided, that the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of the Registration Statement, or the suspension of the qualification of any Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest practical time;

(c)               use its commercially reasonable efforts to prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement for such Registration and the prospectus used in connection with such Registration Statement as may be necessary to keep such Registration Statement effective for the period required by this Agreement and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement in accordance with the method of distribution set forth in such Registration Statement for such period;

(d)               as promptly as reasonably practicable notify the Purchaser at any time of the Company’s discovery of the occurrence of any event as a result of which the prospectus included in the Registration Statement for such Registration, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing (provided, however, that no such notice by the Company shall be required in the event that the Company either promptly files a prospectus supplement to update the prospectus or a Form 6-K or other appropriate Exchange Act report that is incorporated by reference into the Registration Statement, which in either case, contains the requisite information that results in such Registration Statement no longer containing any untrue statement or material fact or omitting to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading);

(e)               use its commercially reasonable efforts to (i) register and qualify the Registrable Securities covered by the Registration Statement under the securities or “blue sky” Laws of such jurisdictions within the United States as will be reasonably requested by the Purchaser, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof while the Purchaser holds any Registrable Securities, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times while the Purchaser holds any Registrable Securities, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, that the Company will not be required in connection therewith or as a condition thereto to qualify to do business or otherwise become subject to taxation or service of process in suits in any such jurisdictions where it is not already so qualified or subject. The Company will promptly notify the Purchaser in writing of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” Laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any Proceeding for such purpose;

(f)                in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(g)               in connection with any Marketed Underwritten Offering, cause its officers to use their commercially reasonable efforts, on a customary basis and upon reasonable notice, to support the marketing of the Registrable Securities covered by such offering (including participation in “road shows”, investor calls, and other similar marketing efforts); provided, however, such marketing efforts shall not include a “road show” requiring the Company’s officers to travel outside the city in which they are primarily located at such time and the involvement of the officer(s) therein shall not exceed two (2) days of marketing;

(h)               (i) use its commercially reasonable efforts to cause all the Registrable Securities covered by the Registration Statement to be listed on the Principal Market and (ii) pay all associated fees and expenses with such listing;

(i)                 provide a transfer agent and registrar for all Registrable Securities and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of the Registration Statement;

(j)                 promptly make available for inspection by the Purchaser, any underwriters, in the case of an Underwritten Offering, and their respective Representatives customary due diligence materials, including all financial and other records, pertinent corporate documents and properties of the Company during normal business hours at the offices where such information is typically kept, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by the Purchaser, such underwriters, or any such Representatives, in each case, as reasonably necessary or advisable to verify the accuracy of the information in the Registration Statement and to conduct appropriate due diligence in connection therewith as is customary for similar due diligence examinations; provided, that any Confidential Information will be kept confidential by the Purchaser or any such Representative, except if disclosure of such Confidential Information is required by Law, court or administrative order or in connection with an audit or examination by, or a blanket document request from, a regulatory or self-regulatory authority, bank examiner or auditor, in which case the Purchaser or any such Representative shall, to the extent permitted by applicable Law and regulation, be required to give the Company written notice of the proposed disclosure prior to such disclosure and, if requested by the Company, use commercially reasonably efforts to assist the Company (at the Company’s sole expense) in seeking to prevent or limit the proposed disclosure;

(k)               in connection with any Underwritten Offering, use commercially reasonable best efforts to obtain (i) opinions of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings, including a “negative assurances letter”, as well as such other matters as may reasonable be requested and (ii) “comfort” letters and “bring-down” updates thereof (or, in the case of any such Person which does not satisfy the conditions for receipt of a “comfort” letter specified in Statement on Auditing Standards No. 72, an “agreed upon procedures” letter) signed by the independent public accountants who have certified the Company’s financial statements and, to the extent required, any other financial statements included in the applicable Registration Statement, covering the matters customarily covered in “comfort” letters in connection with underwritten offerings; and

(l)                 promptly, including upon notice of the intention of the Purchaser to sell all or part of its Registrable Securities in an Underwritten Offering, (i) incorporate in one or more prospectus supplements or post-effective amendments to the Registration Statement such information as the Purchaser reasonably believes is required by the Securities Act to be included therein relating to the any proposed offer and sale and distribution of Registrable Securities, including information with respect to the number of Registrable Securities being sold from time to time, the purchase price being paid therefor and any other terms of any offering of Registrable Securities; and (ii) make all required filings of any such prospectus supplement or post-effective amendment after being notified intention of the Purchaser to sell, any such sale or otherwise of any of the matters to be incorporated in such prospectus supplement or post-effective amendment;

(m)             use its commercially reasonable efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Entities in the United States as may be necessary to consummate the disposition of such Registrable Securities; and

(n)               take all other actions as necessary and reasonably requested by the Purchaser to expedite and facilitate disposition by the Purchaser from time to time of Registrable Securities pursuant to the Registration Statement, including by one or more Underwritten Offerings, subject, in each case, to the terms, conditions and limitations set forth in this Article V.

Section 5.4            Obligations of the Purchaser. The Purchaser will:

(a)               furnish to the Company such information regarding the Purchaser and its plan and method of distribution of such Registrable Securities as the Company may, on advice of counsel, reasonably determine is required by applicable Law, including information required by Item 507 of Regulation S-K promulgated under the Securities Act, it being understood that it shall be a condition precedent to the obligations of the Company to take any action pursuant to this Article V with respect to any Registrable Securities held by the Purchaser that the Company shall have received all the applicable information required from the Purchaser. The Company will notify the Purchaser in writing of any such information that the Company reasonably requires from the Purchaser, and the Purchaser will furnish such required information to the Company as promptly as practical after being notified by the Company; provided, that any information that is designated in writing by the Purchaser, in good faith, as confidential at the time of delivery of such information will be kept confidential by the Company and will not be disclosed except to the Company’s counsel, for purposes of determining whether applicable Law requires such information to be disclosed in the Registration Statement;

(b)               upon receipt of any notice from the Company of the occurrence of any event of the type described in Section 5.3(b)(i) or Section 5.3(b)(ii), discontinue disposition of Registrable Securities covered by the Registration Statement and suspend use of the Registration Statement or prospectus forming a part of the Registration Statement until the Company has provided an amendment or supplement to the Registration Statement or prospectus or the Company has advised that the use of the Registration Statement or prospectus may be resumed;

(c)               upon receipt of any notice from the Company of a delay or suspension pursuant to the terms of Section 5.5, discontinue disposition of Registrable Securities covered by the Registration Statement and suspend use of the Registration Statement or prospectus forming a part of the Registration Statement until the Company has provided an amendment or supplement to the Registration Statement or prospectus or the Company has advised that the use of the Registration Statement or prospectus may be resumed; and

(d)               in the event of any Underwritten Offering of Registrable Securities, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering.

Section 5.5            Company Suspension Rights. Notwithstanding anything in this Article V to the contrary, the Company may delay the filing of the Registration Statement to be filed pursuant to this Article V or a request for acceleration of the effective date, or suspend the effectiveness of the Registration Statement, if the Company determines in good faith that such filing, acceleration or continued effectiveness would (a) materially interfere with any bona fide material financing, acquisition, corporate reorganization or merger or any other material transaction or event involving the Company, (b) require the Company to make a public disclosure of material non-public information that, in the good faith judgment of the Company: (i) would be required to be made in any Registration Statement filed with the SEC by the Company so that such Registration Statement would not be materially misleading; (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement; and (iii) the Company has a bona fide business purpose for not disclosing publicly, (c) the Company does not yet have appropriate financial statements of any acquired or to be acquired entities required to be included in an effective Registration Statement, or (d) any other event occurs that makes any statement of a material fact made in the Registration Statement, including any document incorporated by reference therein, untrue or that requires the making of any additions or changes in the Registration Statement in order to make the statements therein not misleading; provided, however, that suspension periods pursuant to this Section 5.5 shall not exceed ninety (90) days in the aggregate in any twelve (12)-month period and no suspension period shall commence unless and until the Purchaser receives notice thereof. If the Company suspends the effectiveness of the Registration Statement pursuant to this Section 5.5, the Company will, as promptly as reasonably practicable following the termination of the circumstance which entitled the Company to do so, take such actions as may be necessary to reinstate the effectiveness of the Registration Statement and give written notice to the Purchaser authorizing the Purchaser to resume offerings and sales pursuant to the Registration Statement. If as a result thereof the prospectus included in the Registration Statement has been amended or supplemented to comply with the requirements of the Securities Act, the Company will enclose such revised prospectus with the notice to the Purchaser given pursuant to this Section 5.5. After the expiration of any suspension period and without further request from the Purchaser, the Company will effect the filing (or if required amendment or supplement) of the Registration Statement, or the filing of other documents, as necessary to allow the Purchaser to resell the Registrable Securities as set forth herein.

Section 5.6            Expenses of Registration. All Registration Expenses incurred in connection with registrations pursuant to this Article V will be borne and paid by the Company; provided, that Registration Expenses for any Registration Statement that is withdrawn in its entirety solely at the request of the Purchaser shall be borne by the Purchaser. All Selling Expenses relating to Registrable Securities registered pursuant to this Article V will be borne and paid by the Purchaser.

Section 5.7            Indemnification. If any Registrable Securities are included in the Registration Statement under this Article V:

(a)               To the extent permitted by applicable Law, the Company will indemnify and hold harmless the Purchaser and its Representatives (the “Company Indemnified Parties”) from and against any and all Damages, and the Company will reimburse each Company Indemnified Party for any legal or other expenses reasonably incurred thereby in connection with investigating or defending any Proceeding from which Damages may result; provided, however, that the indemnity agreement contained in this Section 5.7(a) will not apply to amounts paid in settlement of any such Proceeding if such settlement is effected without the consent of the Company, which consent will not be unreasonably withheld or delayed, nor will the Company be liable for any Damages to the extent that such Damages arise out of or are based upon any untrue statement or omissions made in reliance upon and in conformity with written information furnished by or on behalf of the Purchaser expressly for use in connection with the Registration Statement.

(b)               To the extent permitted by applicable Law, the Purchaser will indemnify and hold harmless the Company and its Representatives against any Damages, and the Purchaser will reimburse the Company and its Representatives for any legal or other expenses reasonably incurred thereby in connection with investigating or defending any Proceeding from which Damages may result, in each case only to the extent that such Damages arise out of or are based upon untrue statements or omissions made in reliance upon and in conformity with written information furnished by or on behalf of the Purchaser expressly for use in connection with the Registration Statement; provided, however, that the indemnity agreement contained in this Section 5.7(b) will not apply to amounts paid in settlement of any such Proceeding if such settlement is effected without the consent of the Purchaser, which consent will not be unreasonably withheld. Notwithstanding the foregoing, in no event shall any indemnity under this Section 5.7(b) payable by the Purchaser exceed an amount equal to the net proceeds received by the Purchaser in respect of the Registrable Securities actually sold pursuant to the Registration Statement at issue.

(c)               Promptly after receipt by an indemnified party under this Section 5.7 of notice of the commencement of any Proceeding (including any Proceeding by a Governmental Entity) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 5.7, give the indemnifying party notice of the commencement thereof. In case any such Proceeding is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it will elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel selected by the indemnifying party that is reasonably satisfactory to such indemnified party; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) will have the right to retain separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such Proceeding. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party’s election so to assume the defense of such Proceeding and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 5.7 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless the indemnified party will have employed separate counsel in accordance with the preceding sentence. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 5.7, except to the extent that the indemnifying party would be materially prejudiced as a proximate result of such failure to notify. Without the prior written consent of the indemnified party (which consent shall not be unreasonably withheld or delayed), no indemnifying party may effect any settlement of any pending or threatened Proceeding unless such settlement (i) includes an unconditional release of such indemnified party from all liability arising out of such proceeding and (ii) does not include any statement to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)               If the indemnification provided for this Section 5.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party, other than pursuant to its terms, with respect to any Damages, then, subject to the limitations contained in this Section 5.7, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such Damages in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other, in connection with the actions, statements or omissions that resulted in such Damages, as well as any other relevant equitable considerations. The relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, shall be determined by a court of competent jurisdiction by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made (or omitted) by, or relates to information supplied by such indemnifying party or such indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission. The Company and the Purchaser agree that it would not be just and equitable if contribution pursuant to this Section 5.7(d) was determined solely upon pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding sentence. Notwithstanding the foregoing, in no event shall the amount the Purchaser is obligated to contribute pursuant to this Section 5.7(d) exceed an amount equal to the net proceeds received by the Purchaser in respect of the Registrable Securities actually sold pursuant to the Registration Statement which gives rise to such obligation to contribute.

Section 5.8            Reports under Exchange Act by the Company. With a view to making available to the Purchaser the benefits of Rule 144 under the Securities Act and any other rule or regulation of the SEC that may at any time after the expiration of the Lockup Period permit the Purchaser to sell securities of the Company to the public without registration or pursuant to a registration on Form F-3 or Form F-1, the Company will:

(a)               make and keep available adequate current public information, as those terms are understood and defined in Rule 144 under the Securities Act;

(b)               use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act;

(c)               furnish upon request to the Purchaser (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act, the Securities Act, and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3; and (ii) such other information as may be reasonably requested in availing the Purchaser of any rule or regulation of the SEC that permits the selling of any such securities without registration; and

(d)               take such additional action as is reasonably requested by the Purchaser to enable the Purchaser to sell the Registrable Securities pursuant to Rule 144 under the Securities Act, including delivering all such legal opinions, consents, certificates, resolutions and instructions to the Company’s transfer agent as may be reasonably requested from time to time by the Purchaser and otherwise fully cooperate with the Purchaser and the Purchaser’s broker to effect such sale of securities pursuant to Rule 144 under the Securities Act.

Section 5.9            Future Registration Rights. For so long as the Purchaser is entitled to the registration rights provided for in this Article V, the Company shall not enter into any registration rights agreement that would be inconsistent with the rights provided herein.

Section 5.10        Termination. The provisions of this Article V (other than Section 5.6 and Section 5.7) shall automatically terminate upon the first date on which all Purchased Shares have ceased to be Registrable Securities.

Article VI

INDEMNIFICATION

Section 6.1            Indemnification. Subject to the other terms and conditions of this Article VI, the Company will indemnify and hold harmless the Purchaser, to the fullest extent permitted by applicable Law, from and against any and all losses, liabilities, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees, expenses and costs of investigation (“Losses”) actually incurred by the Purchaser to the extent arising from, as a result of or relating to any breach of (a) any of the representations and warranties made by the Company in Article II or (b) any covenants or agreements of the Company in this Agreement.

Section 6.2            Limitations.

(a)               The Company shall not be obligated to indemnify, defend, hold harmless, pay or reimburse the Purchaser from and after the aggregate amount of all Losses in respect of indemnification under Section 6.1(a) (other than indemnification under Section 6.1(a) to the extent arising from a breach of a Company Fundamental Representation) exceeds $53,500,000.

(b)               The Company shall not be obligated to indemnity, defend, hold harmless, pay or reimburse the Purchaser from and after the aggregate amount of all Losses in respect of indemnification under Section 6.1(a) to the extent arising from a breach of a Company Fundamental Representation exceeds the Purchase Price. For the avoidance of doubt, the Company’s maximum liability to the Purchaser in respect of indemnification under Section 6.1(a) shall not exceed the Purchase Price.

(c)               The Company shall not be obligated to indemnify, defend, hold harmless, pay or reimburse the Purchaser for any Losses in respect of a claim for indemnification under this Agreement after the date that is eighteen (18) months following the date hereof.

(d)               In no event shall the Company be required to indemnify, defend, hold harmless, pay or reimburse the Purchaser under this Article VI, or otherwise be liable in connection with this Agreement, for any Losses that are punitive, incidental, consequential, special or indirect.

Section 6.3            Procedures.

(a)               If any action shall be brought against the Purchaser pursuant to this Article VI (each, an “Indemnified Party”) in respect of which indemnity may be sought pursuant to this Agreement, such Indemnified Party shall promptly notify the Company (in such capacity, the “Indemnifying Party”) in writing, and, except with respect to direct claims brought by the Indemnifying Party, the Indemnifying Party shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Indemnified Party. Any Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party except to the extent that (i) the employment thereof has been specifically authorized by the Indemnifying Party in writing, (ii) the Indemnifying Party has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel to the Indemnified Party, a material conflict between the position of the Indemnifying Party and the position of such Indemnified Party, in which case the Indemnifying Party shall be responsible for the reasonable fees and expenses of no more than one such separate counsel for the Indemnified Party.

(b)               The Indemnifying Party may not settle, compromise or consent to the entry of any judgment in any pending or threatened action in which indemnification may be sought by any Indemnified Party hereunder (whether or not any Indemnified Party is an actual or potential party thereto) without the prior written consent of each such Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), unless such settlement, compromise or consent provides for an unconditional and irrevocable release of such Indemnified Party from any and all liability arising out of such claim.

Section 6.4            Exclusive Remedy. From and after the Closing, the parties hereto acknowledge and agree this Article VI shall be the sole and exclusive remedy of the Purchaser with respect to any claims for breaches of the representations and warranties of the Company, except in the case of fraud.

Article VII

MISCELLANEOUS

Section 7.1            Survival. All of the representations and warranties contained in Article II and Article III shall terminate (together with any right to assert a claim under Section 6.1) on the date that is eighteen (18) months following the Closing. All other covenants and agreements of the parties contained herein shall survive the Closing in accordance with their terms, unless and to the extent that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance.

Section 7.2            Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and will become effective when one or more counterparts have been signed by a party and delivered to the other parties. Facsimile, PDF copies or other electronic transmission of signatures shall constitute original signatures for all purposes of this Agreement and any enforcement hereof. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include Electronic Signatures (as defined below), deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means. “Electronic Signatures” means any electronic symbol or process attached to, or associated with, any contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record.

Section 7.3            Governing Law.

(a)               This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)               Any dispute relating hereto shall be heard in the Court of Chancery of the State of Delaware, and, if applicable, in any state or federal court located in the State of Delaware in which appeal from the Court of Chancery of the State of Delaware may validly be taken under the Laws of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over such dispute, any state or federal court within the State of Delaware) (each a “Chosen Court” and collectively, the “Chosen Courts”), and the parties hereto agree to the exclusive jurisdiction and venue of the Chosen Courts. Such Persons further agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or by any matters related to the foregoing (the “Applicable Matters”) shall be brought exclusively in a Chosen Court, and that any proceeding arising out of this Agreement or any other Applicable Matter shall be deemed to have arisen from a transaction of business in the State of Delaware and each of the foregoing Persons hereby irrevocably consents to the jurisdiction of such Chosen Courts in any such Proceeding and irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that such Person may now or hereafter have to the laying of the venue of any such Proceeding in any such Chosen Court or that any such Proceeding brought in any such Chosen Court has been brought in an inconvenient forum.

(c)               Such Persons further covenant not to bring a proceeding with respect to the Applicable Matters other than in such Chosen Court and not to challenge or enforce in another jurisdiction a Judgment of such Chosen Court.

(d)               Process in any such Proceeding may be served on any Person with respect to such Applicable Matters anywhere in the world, whether within or without the jurisdiction of any such Chosen Court. Without limiting the foregoing, each such Person agrees that service of process on such party as provided in Section 7.6 shall be deemed effective service of process on such Person.

(e)               Waiver of Jury Trial. EACH PARTY HERETO, FOR ITSELF AND ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE ACTIONS OF THE PARTIES HERETO OR THEIR RESPECTIVE AFFILIATES PURSUANT TO THIS AGREEMENT OR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

Section 7.4            Entire Agreement; No Third Party Beneficiary. This Agreement contains the entire agreement by and among the parties with respect to the subject matter hereof and all prior negotiations, writings and understandings relating to the subject matter of this Agreement. This Agreement is not intended to confer upon any Person not a party hereto any rights or remedies hereunder.

Section 7.5            Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including accounting and legal fees, shall be paid by the party incurring such expenses.

Section 7.6            Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier, one (1) Business Day after mailing; (c) if sent by email transmission, when transmitted so long as there is no bounce-back or similar error message; and (d) if otherwise actually personally delivered, when delivered provided that such notices, requests, demands and other communications are delivered to the address or email address set forth below, or to such other address or email address as any party shall provide by like notice to the other parties to this Agreement:

If to the Company, to:

GeoPark Limited

Calle 94 No. 11-30, Piso 8

Bogotá, Colombia

Attention:	Jaime Caballero Uribe, Chief Financial Officer
Email:	[REDACTED]
[REDACTED]

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza

New York, NY 10006

Attention:	Juan G. Giráldez
Claire Schupmann
Email:	[REDACTED]
[REDACTED]

If to the Purchaser, to:

Colden Investments S.A.
MMG Tower, Piso 26

Ave. Paseo del Mar

Costa del Este Panamá

Rep. de Panamá

Attention:	Oliverio Lew
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

22 Bishopsgate
London EC2N 4BQ

Attention:	Lorenzo Corte
Email:	[REDACTED]

Section 7.7            Successors and Assigns. The provisions of this Agreement shall inure to the benefit of and be binding upon the successors of each of the parties hereto. Notwithstanding the foregoing, neither the Purchaser nor the Company shall assign or delegate any of its rights or obligations under this Agreement without the prior written consent of the other; provided that the Purchaser may assign its rights under this Agreement to any Affiliate that, prior to such assignment, executes and delivers to the Company a Joinder Agreement; provided, further, that no such assignment shall relieve the assigning Purchaser of any of its obligations hereunder.

Section 7.8            Headings. The Section, Article and other headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

Section 7.9            Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by each party hereto. Any party hereto may, only by an instrument in writing, waive compliance by any other party or parties hereto with any term or provision hereof on the part of such other party or parties hereto to be performed or complied with. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor will any single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

Section 7.10        Interpretation; Absence of Presumption.

(a)               For the purposes hereof: (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit references are to the Articles, Sections, paragraphs, and Exhibits to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified; and (iv) the word “or,” “any” or “either” shall not be exclusive. References to a Person are also to its permitted assigns and successors. When calculating the period of time between which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded (and unless, otherwise required by law, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day).

(b)               With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration will be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

Section 7.11        Severability. Any provision hereof that is held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, shall be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof; provided, however, that the parties will attempt in good faith to reform this Agreement in a manner consistent with the intent of any such ineffective provision for the purpose of carrying out such intent.

Section 7.12        Specific Performance. The parties hereto agree that irreparable damage could occur and that a party may not have any adequate remedy at law in the event that any of the provisions of this Agreement are not performed in accordance with their terms or were otherwise breached. Accordingly, each party shall without the necessity of proving the inadequacy of money damages or posting a bond be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms, provisions and covenants contained therein, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 7.13        Public Announcement. Subject to each party’s disclosure obligations imposed by applicable Law (including Beneficial Ownership disclosures under Section 13 or Section 16 of the Exchange Act), the Securities Act, the Exchange Act and any other applicable securities Laws and rules of any stock exchange upon which its securities are listed, each of the parties hereto will cooperate with each other in the development and distribution of all news releases and other public information disclosures, and all substantive filings or disclosures under the Securities Act, the Exchange Act and any other applicable securities Laws and rules of any stock exchange upon which its securities are listed, with respect to this Agreement and any of the transactions contemplated by this Agreement, and neither the Company nor the Purchaser will make any such news release or public disclosure, or filings or disclosures under securities Laws or stock exchange rules, without first consulting with the other, and, in each case, also receiving the other’s consent (which shall not be unreasonably withheld or delayed). Notwithstanding the foregoing, this Section 7.13 shall not apply to, and each party may, without the consent of the other party, make any press release or other public statement, or disclosure (a) that is consistent with prior disclosure and does not contain any material information relating to the transactions that has not been previously announced or made public in accordance with the terms of this Agreement, (b) that is made to its auditors, attorneys, accountants or financial advisors, (c) as may be required by applicable Law (including the Securities Act, the Exchange Act and any other applicable securities Laws) and the rules of any stock exchange upon which its securities are listed; provided that the disclosing party, to the extent reasonably practicable, first notifies and consults with the other party or (d) in connection with any dispute between the parties regarding this Agreement or the transactions contemplated hereby.

Section 7.14        Non-Recourse. Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against the entities that are expressly named as parties hereto (the “Contract Parties”) and then only with respect to the specific obligations of such party and subject to the terms, conditions and limitations set forth herein. No Person other than the Contract Parties, including no member, partner, stockholder, unitholder, Affiliate or Representative thereof, nor any member, partner, stockholder, unitholder, Affiliate or Representative of any of the foregoing, shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action or obligations arising under, out of, or related to this Agreement or its negotiation, execution, performance, or breach.

Section 7.15        Termination. The provisions of this Agreement (other than Section 5.6, Section 5.7 and Article VI) shall automatically terminate upon the earliest to occur of (a) the termination of this Agreement by the written agreement of both parties hereto and (b) the first date on which none of the Purchaser or its Affiliates Beneficially Own any Common Shares; provided, that termination shall not relieve either party from liability for any willful and material breach of this Agreement prior to such termination.

(Signature page follows)

The parties have caused this Share Purchase Agreement to be executed as of the date first written above.

COMPANY

GeoPark Limited

By:		/s/ Felipe Bayón
	Name:	Felipe Bayón
	Title:	Chief Executive Officer

[Signature Page to Share Purchase Agreement]

The parties have caused this Share Purchase Agreement to be executed as of the date first written above.

PURCHASER

Colden Investments S.A.

By:		/s/ Jaime Gilinski
	Name:	Jaime Gilinski
	Title:	Authorized Signatory

[Signature Page to Share Purchase Agreement]

Exhibit A

Definitions

The following terms have the meanings indicated:

“Affiliate” of any Person means any Person, directly or indirectly, Controlling, Controlled by or under common Control with such Person; provided, however, that the Company and its Subsidiaries, on the one hand, and the Purchaser and its Subsidiaries, on the other hand, shall not be deemed to be Affiliates.

“Beneficial Ownership,” “Beneficially Owned” and “Beneficially Owns” have the meanings specified in Rule 13d-3 promulgated under the Exchange Act, including the provision that any “group” will be deemed to have Beneficial Ownership of all securities Beneficially Owned by the members of such group and any member of a “group” will be deemed to have Beneficial Ownership of all securities Beneficially Owned by other members of the group in accordance with the provisions of such Rule, and a Person’s Beneficial Ownership of securities will be calculated in accordance with the provisions of such Rule; provided, however, that a Person will be deemed to be the Beneficial Owner of any security which may be acquired by such Person whether within sixty (60) days or thereafter, upon the conversion, exchange or exercise of any rights, options, warrants or similar securities to subscribe for, purchase or otherwise acquire (a) capital stock of any Person or (b) securities directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock of such Person. The term “Beneficial Owner” shall have the correlative meaning.

“Business Day” means any day other than a Saturday, a Sunday or any day on which banks located in New York, New York or Bogotá, Colombia are authorized or required by Law to close or be closed.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 2.1, Section 2.2(a), Section 2.4, Section 2.5, Section 2.6, Section 2.12 and Section 2.18.

“Control” (including its correlative meanings “under common Control with” and “Controlled by”) means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of securities or partnership or other interests, by contract or otherwise.

“Damages” means any loss, claim, damage, liability, cost (including reasonable cost of preparation and investigation and reasonable attorney’s fees), and judgment, fine, penalty, charge, or settlement cost in respect of any Proceeding, and expense to which a party hereto or any of its Affiliates or controlling Persons may become subject under the Securities Act, the Exchange Act, or other Laws (or any Proceeding in respect thereof), insofar as such loss, claim, damage, liability, cost, judgment, fine, penalty, charge, settlement cost or expense arises out of or is based upon (a) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement of the Company filed pursuant to the terms of this Agreement, including any preliminary prospectus or prospectus contained therein or any amendments or supplements thereto, any “issuer free writing prospectus” (as such term is defined in Rule 433 under the Securities Act), or roadshow presentation, or (b) an omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (with respect to any preliminary prospectus or prospectus or any amendments or supplements thereto, in the light of the circumstances under which they were made) not misleading.

“Derivative Instruments” means any and all hedge, swap, short sale, derivative security (as defined under Rule 16a-1 under the Exchange Act) or other agreement or arrangement that transfers to any third party, directly or indirectly, in whole or in part, any of the economic consequences of ownership of Common Shares or other equity securities of the Company, including a long convertible security, a long call option and a short put option position, in each case, regardless of whether (a) such interest conveys any voting rights in such security, (b) such interest is required to be, or is capable of being, settled through delivery of such security or cash or (c) other transactions hedge the economic effect of such interest.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“fraud” means knowing and intentional common law fraud under the Laws of the State of Delaware, as determined by a court of competent jurisdiction, with respect to the representations and warranties contained in Article II or Article III.

“Fully Diluted Share Capital” means the total number of Common Shares issued and outstanding as of immediately prior to the date of determination, determined on a fully diluted, as if exercised basis, whether or not exercised, exercisable, settled, eligible for settlement, converted or eligible for conversion, vested or unvested.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, administrative agency, commission or other governmental official, authority or instrumentality (including any legislature, regulatory administrative authority, governmental agency, bureau, branch or department).

“Governing Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, charter, bye-laws, memorandum of association, articles of formation, certificate of formation, operating agreement, partnership agreement, certificate of limited partnership or similar constitutive or organizational document, including any amendments thereto or restatements thereof as in effect on the date hereof.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” means any change, event, circumstance, development, condition, occurrence or effect that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any change, event, circumstance, development, condition, occurrence or effect resulting from the following items shall not be considered when determining whether a Material Adverse Effect has occurred: (a) economic, political, regulatory or financial conditions or conditions in the securities or capital markets, credit markets, or currency or other financial markets in Colombia or any other country or region of the world, generally or in the industries in which the Company and its Subsidiaries operate, or any changes in the foregoing conditions, (b) any acts of war, sabotage or terrorist activities in the United States or any country or region in the world, including any escalation or general worsening thereof, or changes imposed by a Governmental Entity associated with national security, (c) epidemics, pandemics or disease outbreaks, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters or weather or meteorological events, and other force majeure events in Colombia or any other country or region in the world (or escalation or worsening of any of the foregoing, including, as applicable, second or subsequent wave(s)), (d) any change of Law, accounting standards, regulatory policy or industry standards (or interpretations thereof) after the date of this Agreement, (e) the announcement, execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers or Governmental Entities, and any claims, litigation or actions arising from or relating to the announcement, execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, (f) the identity of the Purchaser or any of its Affiliates, (g) any failure by the Company to meet any budgets, projections or forecasts or revenue or earnings predictions for any period (but, for the purposes of clarity, not the underlying cause of such failure unless such underlying causes would otherwise be excluded from this definition), and (h) changes in the price or trading volume of the Common Shares or any change in the credit ratings or ratings outlook of the Company, except, solely with respect to clauses (a), (b), (c), and (d) to the extent the Company and its Subsidiaries, taken as a whole, are materially and disproportionately affected thereby relative to other participants in the industry or industries in which the Company and its Subsidiaries operate (in which case only the incremental material and disproportionate effect or effects may be taken into account in determining whether there has been a Material Adverse Effect).

“NYSE” means the New York Stock Exchange.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Entity.

“Personal Data” means (a) a natural person’s name, street address, telephone number, email address, photograph, social security number, bank information, or customer or account number; (b) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (c) “personal data” as defined by the European Union General Data Protection Regulation (EU 2016/679); and (d) any other piece of information that allows the identification of such natural person, or permits the collection or analysis of any identifiable data related to an identified person’s health or sexual orientation.

“Principal Market” means the NYSE (or any nationally recognized successor thereto), or any other national securities exchange other than the NYSE in the event that the Common Shares are listed on such other exchange.

“Purchaser Material Adverse Effect” means any change, event, circumstance, development, condition, occurrence or effect that would reasonably be expected to prevent, materially delay or materially impair the ability of the Purchaser to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

“Registrable Securities” means the Purchased Shares; provided, however, that a security shall cease to be a Registrable Security upon the earliest to occur of the following: (a) a Registration Statement registering such security under the Securities Act has been declared or becomes effective and such security has been sold or otherwise transferred by the holder thereof pursuant to and in a manner contemplated by such Registration Statement, (b) such security is sold pursuant to Rule 144 under circumstances in which any legend borne by such security relating to restrictions on transferability thereof, under the Security Act or otherwise, is removed by the Company, (c) such security is eligible to be sold pursuant to Rule 144 without condition or restriction, including without any limitation as to volume of sales, and without the Purchaser complying with any method of sale requirements or notice requirements under Rule 144, or (d) such security shall cease to be outstanding following its issuance.

“Registration” means a registration with the SEC of the Company’s securities for offer and sale to the public under a Registration Statement. The terms “Register” and “Registered” shall have a correlative meaning.

“Registration Expenses” means all registration and filing fee expenses incurred by the Company in effecting any Registration pursuant to this Agreement, including (a) all registration, qualification, and filing fees, printing expenses, and any other fees and expenses associated with filings required to be made with the SEC or any other regulatory authority, (b) all fees and expenses in connection with compliance with or clearing the Registrable Securities for sale under any securities or “Blue Sky” laws, (c) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses and (d) all fees and expenses of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance).

“Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act (other than a registration statement on Form S-4, Form F-4 or Form S-8, or any analogous or successor forms thereto, promulgated under the Securities Act), including the related prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and material incorporated by reference in such registration statement.

“Representatives” means a Person’s Affiliates and its and their respective employees, officers, directors, agents, consultants, accountants, attorneys or financial advisors.

“Rights Agreement” means that certain Rights Agreement, dated as of June 3, 2025, by and between the Company and Computershare Trust Company, N.A.

“SEC” means the Securities and Exchange Commission.

“SEC Documents” means all reports, schedules, registration statements, proxy statements and other documents (including all amendments, supplements, exhibits and schedules thereto) filed or furnished by the Company with the SEC (including any documents incorporated by reference therein) since January 1, 2025.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Breach” means any unauthorized access, acquisition, disclosure or loss of Personal Data in a manner that compromises the security, integrity, or confidentiality of Personal Data.

“Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities and the fees and disbursements of counsel to the Purchaser (other than such fees and expenses expressly included in Registration Expenses) in connection with the registration and sale of Registrable Securities.

“Shelf Registration Statement” means a Registration Statement of the Company filed with the SEC on Form F-3 (or any successor form or other appropriate form under the Securities Act) or a prospectus supplement to an existing Form F-3 (or any successor form or other appropriate form under the Securities Act), for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the SEC) covering all of the Registrable Securities, as applicable, and which may also cover any other securities of the Company. For purposes of clarity, this term shall include a Registration Statement of the Company filed with the SEC on such other form available to register for resale all of the Registrable Securities as a secondary offering, if the Company is then ineligible to register for resale all of the Registrable Securities on Form F-3.

“Subsidiary” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner or serves in a similar capacity, or, with respect to such corporation or other organization, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or Controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Transfer” by any Person means, directly or indirectly, to sell, assign, pledge, lend, give, encumber, hypothecate, grant any option, right or warrant to purchase or otherwise dispose of or transfer (by the operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by the operation of Law or otherwise), of any shares of equity securities Beneficially Owned by such Person or of any interest in any shares of equity securities Beneficially Owned by such Person. “Transferred” shall have the correlative meaning.

“Underwritten Offering” means a sale of Common Shares to an underwriter for reoffering to the public.

Index of Defined Terms

Term	Section

Agreement	Preamble
Applicable Matters	Section 7.3(b)
Board	Section 4.4(a)
Board Committees	Section 4.4(a)
Chosen Court(s)	Section 7.3(b)
Closing	Section 1.2
Common Shares	Preamble
Company	Preamble
Company Indemnified Parties	Section 5.7(a)
Confidential Information	Section 4.6
Contract Parties	Section 7.14
Electronic Signatures	Section 7.2
Environmental Laws	Section 2.22
Existing NDA	Section 4.6
FCPA	Section 2.20
Hazardous Materials	Section 2.22
Indemnified Party	Section 6.3(a)
Indemnifying Party	Section 6.3(a)
Information	Section 4.6
IT Systems and Data	Section 2.25
Joinder Agreement	Section 4.2(c)
Judgments	Section 1.2
Laws	Section 1.2
Lockup Period	Section 4.2(a)
Marketed Underwritten Offering	Section 5.1(b)
Material Permits	Section 2.23
Money Laundering Laws	Section 2.21
Non-Marketed Underwritten Offering	Section 5.1(c)
Piggyback Notice	Section 5.2(a)
Piggyback Registration	Section 5.2(a)
Proceeding	Section 2.10
Purchase Price	Section 1.1
Purchased Shares	Section 1.1
Purchaser	Preamble
Purchaser Designee	Section 4.4(a)
Purchaser Director	Section 4.4(a)
Underwritten Offering Notice	Section 5.1(d)
Voting Period	Section 4.5(a)

Item 3

Execution Version

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

AMENDMENT NO. 1 TO RIGHTS AGREEMENT, dated as of March 5, 2026 (this “Amendment”), to that certain Rights Agreement, dated as of June 3, 2025 (the “Rights Agreement”), by and between GeoPark Limited, a Bermuda exempted company (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, as rights agent thereunder (the “Rights Agent”).  Capitalized terms used, but not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Rights Agreement.

WHEREAS, the Company proposes to enter into a Share Purchase Agreement (as it may be amended from time to time, the “SPA”), by and between the Company and Colden Investments S.A., a Panama sociedad anónima (“Colden”), providing for the purchase by Colden of Common Shares from the Company (the “Transaction”);

WHEREAS, the Board of Directors of the Company has determined that, in connection with the execution of the SPA, it is necessary and desirable to amend the Rights Agreement to exempt (i) the SPA, the execution and delivery thereof, and the transactions contemplated thereby, including, without limitation, the Transaction and (ii) any other purchase of Common Shares by Colden and its Affiliates from the application of the Rights Agreement, in each case, as set forth in this Amendment;

WHEREAS, Section 24 of the Rights Agreement permits the Company to amend the Rights Agreement in the manner provided therein at any time prior to the occurrence of a Section 9(a)(ii) Event; and

WHEREAS, no Section 9(a)(ii) Event has occurred as of the date hereof.

NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

Section 1.          Amendments to Rights Agreement.  The Rights Agreement is hereby amended as follows:

(a)	Section 1 of the Rights Agreement is hereby amended as follows:

i)	The definition of “Acquiring Person” is amended by adding a new subclause (vii) at the end thereof as follows:

“(vii) Colden or any of its Affiliates, either individually, collectively or in any combination, by virtue of, or as a result of, a Permitted Event (as defined below).”

ii)	The definition of “Distribution Date” is amended by adding the following at the end thereof:

“Notwithstanding anything in this Rights Agreement to the contrary, a Distribution Date shall not be deemed to have occurred by virtue of, or as a result of, a Permitted Event or the public announcement thereof.”

iii)	The definition of “Expiration Date” is amended and restated as follows:

““Expiration Date” means the earliest of (i) the Final Expiration Date, (ii) the time at which all Rights are redeemed as provided in Section 20 or exchanged as provided in Section 21 and (iii) the closing of any merger, amalgamation or other acquisition transaction involving the Company pursuant to an agreement of the type described in clause (ii)(A)(4) of the definition of “Beneficial Ownership” in Section 1 and Section 11(g) (in each case, other than a Permitted Event) at which time the Rights are terminated.”

iv)	The definition of “Share Acquisition Date” is amended by adding the following at the end thereof:

“Notwithstanding anything in this Rights Agreement to the contrary, a Share Acquisition Date shall not be deemed to have occurred by virtue of, or as a result of, a Permitted Event or the public announcement thereof.”

v)	The following new defined terms are added in the appropriate alphabetical order:

““Colden” shall mean Colden Investments S.A., a Panama sociedad anónima.”

““Permitted Event” shall mean the acquisition of Beneficial Ownership of Common Shares by Colden or any of its Affiliates so long as, after giving effect to such acquisition, Colden and its Affiliates would have Beneficial Ownership of less than 32% of the total number of issued and outstanding Common Shares.”

(b)	Section 9 of the Rights Agreement is hereby amended by adding a new section (j) at the end thereof as follows:

“(j) Notwithstanding anything in this Rights Agreement to the contrary, a Section 9(a)(ii) Event shall not be deemed to have occurred by virtue of, or as a result of, a Permitted Event.”

(c)	Section 11 of the Rights Agreement is hereby amended by adding a new section (h) at the end thereof as follows:

“(h) Notwithstanding anything in this Rights Agreement to the contrary, this Section 11 (including Sections 11(a) and 11(c)) shall not apply to a Permitted Event.”

2

Section 2.          Certification.  This Section 2 shall constitute a certificate from an Authorized Officer of the Company for purposes of Section 24 of the Rights Agreement, and the Company and the Authorized Officer signing this Amendment below, on behalf of the Company, (i) hereby certify that this Amendment is in compliance with the terms of Section 24 of the Rights Agreement and (ii) request, instruct and direct that the Rights Agent execute and deliver this Amendment in accordance with Section 24 of the Rights Agreement.

Section 3.          Effective Date.  This Amendment is effective as of March 5, 2026.

Section 4.          Full Force and Effect.  Except as expressly amended hereby, the Rights Agreement shall continue in full force and effect unamended and in accordance with the provisions thereof on the date hereof.

Section 5.          Governing Law.  This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely within such State.

Section 6.          Severability.  If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 7.          Counterparts.  This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[Signature Pages Follow]

3

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under by its authorized officer as of the date first written above.

GEOPARK LIMITED

By:	/s/ Felipe Bayón
	Name:	Felipe Bayón
	Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Rights Agreement]

Countersigned:

COMPUTERSHARE TRUST COMPANY, N.A., as Rights Agent

By:	/s/ Patrick Mullaly
	Name:	Patrick Mullaly
	Title:	Vice President

[Signature Page to Amendment No. 1 to Rights Agreement]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: March 5, 2026